May 31, 2011

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Karl Hiller, Branch Chief
                  Division of Corporation Finance

RE:	China Environmental Protection, Inc.
Form 8-K/A Filed May 5, 2011
File No. 000-53783

Dear Mr. Hiller:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated May 12, 2011 (the “Comment Letter”) to China Environmental Protection, Inc. (“we”, “our” or the “Company”) with respect to the Company’s Current Report on Form 8-K filed with the Commission on April 14, 2011, as amended by Amendment No. 1 on  May 5, 2011 (the “Friedman 8-K”).

The text of the Staff's comments is set forth in italics below, followed by the response of the Company.

Form 8-K/A filed May 5, 2011 General

1.
We note that you are delinquent in filing your Form 10-K for the year ended September 30, 2010 and your Form 10-Q for the quarter ended December 31, 2010. We ask that you comply with your reporting obligations under Rule 13a-l and Rule 13 a-13 of Regulation 13A.

Response:  The Company undertakes to make these periodic filings as soon as practicable after engaging a new independent registered public accounting firm.

Exhibit 16.1

2.
Given the letter attached at Exhibit 16, it appears you are delinquent in fling a Form 8-K o report the non-reliance on the previously issued audit report covering the financial tatements ncluded in the Form 8-K that you filed on February 12, 2010. This report  should include the disclosures required under Item 4.02 and another letter from your former auditor indicating whether or not they agree with the disclosures that you make in the filing. We ask that you comply with your reporting obligations under Rule 13a-l 1 of Regulation 13 A.

Response:  In response to the Staff’s comment, the Company has filed Amendment No. 2 to the Friedman 8-K with the Commission making the disclosures required by Item 4.02 of Form 8-K.

3.
Given that your prior auditor, Freidman LLP has advised that you may no longer rely upon their audit opinion related to your consolidated financial statements for the years ended September 30, 2009 and 2008, you will need to amend the Form 8-K that you filed on February 12, 2010 to address the following points:

•	Indicate in the head-notes and column labels of the financial statements that the financial statements are unaudited.

•	Include interim financial statements for the quarters ended December 31, 2009 and 2008 to comply with Item 5.01(a)(8) of Form 8-K.

•	Provide an explanatory note covering the reasons for the amendment in the forepart of the document and remove the Freidman audit opinion.

In addition to the foregoing, you need to engage auditors to complete a new audit of these financial statements and once the audit is complete you will need to file another amendment to the Form 8-K to include their opinion.

Response:  In response to the Staff’s comment, the Company has filed an amendment to its Form 8-K filed on February 12, 2010 (the “Super 8-K”) to remove the Friedman audit opinion and indicate in the head notes and column labels of the financial statements that the financial statements are unaudited.  Once the Company engages a new independent registered public accounting firm, as soon as practicable the Company will amend the Super 8-K again to (i) include a new audit opinion with respect to the Company’s financial statements for the years ended September 30, 2009 and 2008, and (ii) include interim financial statements for the quarters ended December 31, 2009 and 2008.

4.
Describe the efforts you have made to engage a new auditor and indicate when you expect to have the reaudit of your financial statements completed. Submit a detailed explanation of any matters that have or may delay this process. Tell us when you will file a Form 8-K to report this information.

Response:  The Company is currently engaged in discussions with several independent accounting firms and expects to engagement one of such firms by June 10, 2011.  Once the a new auditor is engaged, the Company undertakes to have the reaudit of the Company’s financial statements in the Super 8-K completed as soon as possible.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at 86-510-87838598 or Selig Sacks, Esq. of Pryor Cashman LLP, outside counsel to the Company, at 212-326-0879.

Very truly yours,

CHINA ENVIRONMENTAL PROTECTION, INC.

By:	/s/ Boping Li
Boping Li
Chairman and Chief Executive Officer

cc:  Selig Sacks, Esq.